United States
                       Securities and Exchange Commission

                                   Form 12b-25
                                                         SEC File No.: 000-26843
                                                             CUSIP No. 668587108
                           NOTIFICATION OF LATE FILING

(Check One):  |X| Form 10-K  |_| Form 20-F  |_| Form 11-K  |_| Form 10-Q
              |_| Form 10-D  |_| Form N-SAR |_| Form N-CSR


              For Period Ended:  April 30, 2008

              |_| Transition report on Form 10-K
              |_| Transition Report on Form 20-F
              |_| Transition Report on Form 11-K
              |_| Transition Report on Form 10-Q
              |_| Transition Report on Form N-SAR

              For the Transition Period Ended: ___________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates.

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PART I: - REGISTRANT INFORMATION

                          Nortia Capital Partners, Inc.
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                             Full Name of Registrant

                                       N/A
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                            Former Name if Applicable

                             400 Hampton View Court
                            Alpharetta, Georgia 30004

           ----------------------------------------------------------
            Address of Principal Executive Office (Street and Number)
                            City, State and Zip Code

PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

            (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

            (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or
|X| portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

            (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Primarily because of the Company's recent acquisitions, the Company was late in finalizing its documentation and, therefore, the Form 10-KSB could not be timely filed without unreasonable effort or expense.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Bruce A. Hall                                          (770) 777-6795
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  (Name)                                        (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports(s) been filed? If answer is no, identity report(s)

|X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

|X| Yes |_| No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company is in the process of providing required documentation for transactions primarily related to the previously announced acquisition of two companies. As a result, certain adjustments may still be required to finalize the consolidated financial statements and a reasonable estimate of the results cannot be made at this time. However, the Company anticipates that the results will be finalized and reported within the allowed 15-day extension period.


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                          NORTIA CAPITAL PARTNERS, INC.
                          -----------------------------
                   Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: July 29, 2008                 By:    /s/ Bruce A. Hall
      --------------------              --------------------------------------
                                        Bruce A. Hall, Chief Financial Officer